SECU 07004980 ISSION
Washington, D.C. 20549

AG*
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bel Air Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars
(No. and Street)

Los Angeles, (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Watkinson 310 229 1531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 11 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ersnt & Young
(Name – *if individual, state last, first, middle name*)

725 South Figueroa (Address) Los Angeles (City) CA (State) 90 (Zip Code)

SEC MAIL RECEIVED MAR 0 2007 WASH, D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Todd M. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bel Air Securities LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sr Mng Ptr

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California }
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

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2

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8 ______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 26th (Date) day of February (Month), 2007 (Year), by

(1) Todd M. Morgan (Name of Signer(s))

(2) ______________________________ (Name of Signer(s))

Erin McCarthy
Signature of Notary Public

ERIN MC CARTHY
Commission # 1500220
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2008

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

STATEMENT OF FINANCIAL CONDITION

Bel Air Securities LLC
Year Ended December 31, 2006

Bel Air Securities LLC

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Bel Air Securities LLC

We have audited the accompanying statement of financial condition of Bel Air Securities LLC (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bel Air Securities LLC at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2007

Bel Air Securities LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	554,074
Receivable from brokers and dealers		133,269
Total assets	$	687,343
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	46,000
Due to Bel Air Investment Advisors LLC		118,151
Total liabilities		164,151
Members' equity		523,192
Total liabilities and members' equity	$	687,343

See accompanying notes.

Bel Air Securities LLC
(a Delaware Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2006

1. The Company

Bel Air Securities LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a member of the National Association of Securities Dealers, Inc. (NASD) and various state regulatory agencies. The Company's principal business consists of the execution of securities transactions on a fully-disclosed basis related to the accounts of clients of Bel Air Investment Advisors LLC (BAIA).

2. Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Receivable from brokers and dealers

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to these transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Although the Company is not subject to income taxes, it is liable for various state fees.

3. Significant Customers and Related-Party Transactions

Substantially all of the revenue related to commissions and fees and interest sharing arrangements of the Company was received from clients of BAIA, the owners of which are the same as those of the Company.

The Company shares office space, facilities, and personnel with BAIA, and is charged for these services according to an expense sharing agreement. As of December 31, 2006, $118,151 is due from the Company to BAIA under the terms of this agreement.

4. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission (the SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company's net capital, as defined, was $523,192 as compared to a minimum requirement of $10,949, and its ratio of aggregate indebtedness to net capital was 0.31 to 1.

5. Indemnification Agreements

The Company enters into contracts that contain a variety of indemnification. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

END